Term sheet To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 5-II dated January 31, 2006	Term Sheet No. 3 to Product Supplement 5-II Registration Statement No. 333-130051 Dated March 31, 2006; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Notes Linked to a Basket Consisting of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index due April 28, 2011
General
  Senior unsecured obligations of JPMorgan Chase & Co. maturing April 28, 2011*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of a diversified basket of international indices composed of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index over the next five years. Investors should be willing to forego interest payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples of $1,000 thereof.
  The notes are expected to price on or about April 25, 2006 and are expected to settle on or about April 28, 2006.

Key Terms
Basket:	The notes are linked to an equally weighted basket consisting of the Nikkei 225 Index (“NKY”) and the Dow Jones EURO STOXX 50® Index (“SX5E”) (each a “Basket Index” and together the “Basket Indices”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	At least 120%. The actual Participation Rate will be determined on the pricing date and will not be less than 120%.
Basket Return:	Ending Basket Level – Starting Basket Level
Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + (Nikkei Return + EURO STOXX Return)/2]

The Nikkei Return and EURO STOXX Return are the performance of the respective Basket Indices, expressed as a percentage, from the closing level on the pricing date to the closing level on the Observation Date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 5-II.

Observation Date:	April 25, 2011*
Maturity Date:	April 28, 2011*
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 5-II.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 5-II and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and product supplement no. 5-II) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 5-II and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 5-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI’s Commission (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $60.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $30.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $60.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $70.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-28 of the accompanying product supplement no. 5-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
JPMorgan
March 31, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 5-II dated January 31, 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 5-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 5-II dated January 31, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000248/e23290_424b2.pdf

  Prospectus supplement dated December 1, 2005: http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005: http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate†, provided that this payment (the Additional Amount) will not be less than zero.
  † The Participation Rate will be determined on the pricing date and will not be less than 120%.

  DIVERSIFICATION OF THE BASKET INDICES — The return on the notes is linked to a basket consisting of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and therefore are among the most actively traded on that exchange. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. For additional information about each Basket Index, see the information set forth under “The Nikkei 225 Index” and “The Dow Jones EURO STOXX 50® Index” in the accompanying product supplement no. 5-II.

  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 5-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make payments to you prior to maturity of the notes. Generally any gain received on the sale or exchange, or at maturity, of the notes will be treated as additional interest income while any loss will be treated as an ordinary loss, which will be deductible against other income (e.g., employment and interest income).

  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced March 30, 2006 and we had determined the comparable yield on that date, it would have been an annual rate of 5.44%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.44%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 5-II dated January 31, 2006.

MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	TS-1

  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but falls below the Starting Basket Level on the Observation Date.

  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either of the Basket Indices would have.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY  — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  the expected volatility of the Basket Indices;
  the time to maturity of the notes;
  the dividend rate on the common stocks underlying the Basket Indices;
  interest and yield rates in the market generally;
  a variety of economic, financial, political, regulatory or judicial events;
  the exchange rate and volatility of the exchange rate between the dollar, the yen and the euro; and
  our credit worthiness.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 120%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (120%)	Additional Amount		Principal		Payment at Maturity

180	80%	96%	$960	+	$1,000	=	$1,960

160	60%	72%	$720	+	$1,000	=	$1,720

140	40%	48%	$480	+	$1,000	=	$1,480

120	20%	24%	$240	+	$1,000	=	$1,240

110	10%	12%	$120	+	$1,000	=	$1,120

100	0%	0%	$0	+	$1,000	=	$1,000

90	-10%	0%	$0	+	$1,000	=	$1,000

80	-20%	0%	$0	+	$1,000	=	$1,000

60	-40%	0%	$0	+	$1,000	=	$1,000

40	-60%	0%	$0	+	$1,000	=	$1,000

20	-80%	0%	$0	+	$1,000	=	$1,000

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	TS-2

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level, the Additional Amount is equal to $240 and the final payment at maturity is equal to $1,240 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note =
$1,000 + ($1,000 x [(120-100)/100] x 120%) = $1,240

Example 2: The level of the Basket decreases from the Starting Basket Level to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level, the Additional Amount is equal to $120 and the final payment at maturity is equal to $1,120 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note =
$1,000 + ($1,000 x [(110-100)/100] x 120%) = $1,120

Historical Information

The following graphs show the weekly performance of each Basket Index as well as the Basket as a whole from January 1, 2001 through March 24, 2006. The graph of the historical Basket performance assumes the Basket level on January 1, 2001 was 100 and that each Basket Index had a 1/2 weight in the Basket on that date. The Index closing level of the Nikkei 225 Index on March 30, 2006 was 17045.34. The Index closing level of the Dow Jones EURO STOXX 50® Index on March 30, 2006 was 3874.61.

We obtained the various index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of more than the principal amount of your initial investment.

Historical Performance of the Nikkei 225 Index
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Index Level
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Source: Bloomberg

Historical Performance of the Dow Jones EURO STOXX 50 Index
Index Level
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Source: Bloomberg

Historical Performance of the Basket
Basket Level
120
100
80
60
40
20
0
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Source: JPMorgan

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	TS-3